Thomas W. Kellerman
Partner
650.843.7550
tkellerman@morganlewis.com
September 13, 2010
VIA EDGAR AND FEDERAL EXPRESS
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549
Attention: Katherine Wray
Re:	Phoenix Technologies Ltd. Preliminary Merger Proxy Statement on Schedule 14A Filed on September 3, 2010 File No. 000-17111
Dear Ms. Wray:
On behalf of Phoenix Technologies Ltd. (the “Company”), we respectfully submit this letter in response to the comments from the Staff of the Securities and Exchange Commission (the “Commission”) contained in your letter dated September 10, 2010 (the “Comment Letter”), with respect to the Company’s preliminary merger proxy statement on Schedule 14A filed with the Commission on September 3, 2010 (the “Preliminary Proxy Statement”). The numbered paragraph set forth below restates the numbered paragraph in the Comment Letter, and the discussion set out below such paragraph is the Company’s response to the Staff’s comments.
1.	We note your inclusion of disclaimers regarding the limited purposes of the information contained in the merger agreement, which has been filed with your proxy statement. Please tell us how you determined that disclaimers such as these are consistent with your disclosure obligations, or revise your disclose as appropriate. See Exchange Act Release No. 34-51283 (March 1, 2005). In particular, we note your statement that “information concerning the subject matter of the representations and warranties may change after the date of the merger agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures.” Please confirm your understanding that notwithstanding the inclusion of this general disclaimer, you are responsible for disclosing any additional specific material information regarding material contractual provisions that is required to make the statements included in the filing not misleading.
In response to the Staff’s comment, the Company proposes to revise the disclaimer [to be incorporated in an amended filing] as set forth below. In addition, the Company confirms that notwithstanding the inclusion of this disclaimer, the Company is responsible for disclosing any additional specific material information regarding material contractual provisions that is required to make the statement included in the filing not misleading.

Proposed Revised Disclaimer:

“The merger agreement contains representations and warranties of the Company, Merger Sub and Parent, negotiated between the parties for purposes of the merger agreement, including setting forth the respective rights of the parties with respect to their obligations to complete the Merger. This description of the representations and warranties is included to provide the Company’s stockholders with information regarding the terms of the merger agreement. These representations and warranties were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to such agreement, and may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures exchanged between the parties in connection with the execution of the merger agreement. These representations and warranties may have been made for the purposes of allocating contractual risk between the parties to the merger agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those generally applicable to investors. The representations and warranties in the merger agreement and the description of them in this proxy statement should be read in conjunction with the other information provided elsewhere in this proxy statement and in the documents incorporated by reference in this proxy statement. See the sections entitled “Where You Can Find More Information” and “Incorporation of Information By Reference.””

For your convenience, we have attached as Exhibit A hereto a copy of the disclaimer marked to show changes from the version in the Preliminary Proxy Statement.

In addition, the Company proposes to incorporate the revised disclaimer set forth above in the definitive proxy statement to be filed immediately following the Staff’s clearance for the comment.
On behalf of the Company, we hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We hope you find that our responses have adequately addressed the concerns you raised in the Comment Letter. If you should require any additional information in connection with our responses, please feel free to contact the undersigned at (650) 843-7550.
Sincerely,
Thomas W. Kellerman
cc: Timothy Chu

Exhibit A
BLACKLINE OF DISCLAIMER LANGUAGE
~~The merger agreement has been included to provide investors and our stockholders with information regarding its terms. It is not intended to provide to any person not a party thereto any other factual information about the Company.~~ The merger agreement contains representations and warranties of the Company, Merger Sub and Parent, negotiated between the parties ~~and made as of specific dates solely~~ for purposes of the merger agreement, including setting forth the respective rights of the parties with respect to their obligations to complete the Merger. This description of the representations and warranties is ~~not intended~~included to provide ~~any other factual~~the Company’s stockholders with information ~~about the Company. The~~regarding the terms of the merger agreement. These representations~~,~~ and warranties ~~and covenants contained in the merger agreement~~ were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to such agreement, and may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures exchanged between the parties in connection with the execution of the merger agreement. ~~The~~These representations and warranties may have been made for the purposes of allocating contractual risk between the parties to the merger agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those generally applicable to investors. ~~Moreover, information concerning the subject matter of the~~ The representations and warranties ~~may change after the date of the merger agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures. As a result, no person should rely on the representations, warranties, covenants and agreements or any descriptions thereof as characterizations of the actual state of facts or condition of the Company, Parent or Merger Sub or any of their respective subsidiaries or affiliates.~~in the merger agreement and the description of them in this proxy statement should be read in conjunction with the other information provided elsewhere in this proxy statement and in the documents incorporated by reference in this proxy statement. See the sections entitled “Where You Can Find More Information” and “Incorporation of Information By Reference.”
KEY:
~~Old Disclaimer Language~~
Revised Disclaimer Language

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